                                                                  EXHIBIT 99.1

                          [PEOPLES LTD. LETTERHEAD]


                              ___________, 2000


Dear Peoples Ltd. Shareholders:

         You are cordially invited to attend a Special Meeting of Shareholders of Peoples Ltd. to be held on ______________, 2000, _____[a.m./p.m.], at _______________________________. At the special meeting of shareholders, you will be asked to approve the Agreement and Plan of Merger providing for the merger of Peoples into Citizens & Northern, the possible adjournment of the meeting to solicit more proxies, and to transact such other business that may properly come before the meeting.

         Upon consummation of the merger, you will receive a combination of shares of C&N common stock and cash for each share of Peoples common stock that you own. Together, the C&N common stock in cash will total approximately $_____ for each share of Peoples common stock that you own. In addition, you will receive a cash payment in lieu of any fractional shares of C&N common stock that you otherwise would be entitled to receive. The closing price of C&N common stock on _________, 2000 was $______ per share. The price of C&N common stock may change prior to and following confirmation of the merger.

         The proposed merger has been approved by the Board of Directors of each company. Your Board of Directors has determined that the merger is in the best interests of Peoples and its shareholders and recommends that you vote FOR approval of the agreement. The merger presents a unique opportunity to combine Peoples' resources and expertise with a company that can provide additional products and services, such as trust powers, which are not currently provided by Peoples. This will position the combined company to capitalize on opportunities for aggressive growth in existing and new markets. Peoples' financial advisor, Ryan, Beck & Company, has issued a written opinion to your Board of Directors that the consideration to be received by Peoples' shareholders pursuant to the agreement for each share of Peoples common stock is fair to Peoples' shareholders from a financial point of view.

         Consummation of the merger is subject to certain conditions, including the approval of the agreement by the requisite vote of Peoples' shareholders at the special meeting and the approval of the merger by various regulatory agencies.

         Specific information regarding the special meeting and the merger is contained in the enclosed Notice of Special Meeting and proxy statement/prospectus. Please read these materials carefully.

         It is very important that your shares be represented at the special meeting, whether or not you plan to attend in person. The affirmative vote of 75% of the holders of the outstanding shares of Peoples common stock is required to approve the merger. Therefore, I urge you to execute, date and return the enclosed proxy card in the enclosed postage-paid envelope as soon as possible to assure that your shares will be voted at the special meeting.

         On behalf of the Board of Directors, I thank you for your support and urge you to vote FOR approval of the agreement.


                                   Sincerely,



                                   Donald E. Abrey
                                   President and Chief Executive Officer


JSM/py:122029
Enclosures